Exhibit 99.2

trivago N.V.
Unaudited Condensed Consolidated Interim Financial Statements as of September 30, 2025

trivago N.V.
Condensed consolidated statements of operations
(€ thousands, except per share amounts, unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Revenue	€116,060	€91,844	€278,213	€227,289
Revenue from related party	49,516	54,243	150,739	138,785
Total revenue	165,576	146,087	428,952	366,074

Costs and expenses:
Cost of revenue, including related party, excluding amortization (1)	3,981	2,906	9,369	8,592
Selling and marketing, including related party (1)(3)	128,090	113,567	362,266	304,632
Technology and content, including related party (1)(2)(3)	12,361	12,335	38,316	37,754
General and administrative, including related party (1)(3)	8,523	6,892	23,951	25,045
Amortization of intangible assets (2)	457	—	490	23
Impairment of intangible assets and goodwill	—	30,000	—	30,000
Operating income/(loss)	12,164	(19,613)	(5,440)	(39,972)

Other income/(expense)
Interest expense	(11)	(4)	(17)	(13)
Interest income	517	827	1,783	2,710
Other income, net	3,464	419	3,945	373
Total other income, net	3,970	1,242	5,711	3,070

Income/(loss) before income taxes	16,134	(18,371)	271	(36,902)
Expense/(benefit) for income taxes	4,636	(3,827)	1,416	(9,099)
Income/(loss) before equity method investments	11,498	(14,544)	(1,145)	(27,803)
Loss from equity method investments	(471)	(887)	(2,125)	(954)
Net income/(loss)	€11,027	€(15,431)	€(3,270)	€(28,757)

Earnings per share available to common stockholders:
Basic	€0.03	€(0.04)	€(0.01)	€(0.08)
Diluted	0.03	(0.04)	(0.01)	(0.08)
Shares used in computing loss per share:
Basic	352,098	349,118	352,095	349,199
Diluted	357,462	349,118	352,095	349,199

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
(1) Includes share-based compensation as follows:
Cost of revenue	€29	€31	€90	€90
Selling and marketing	132	115	401	347
Technology and content	223	333	757	1,002
General and administrative	1,604	1,707	4,667	4,378

(2) Includes amortization as follows:
Amortization of internal use software and website development costs included in technology and content	€787	€795	€2,338	€2,394
Amortization of acquired technology and other assets included in amortization of intangible assets	457	—	490	23

(3) Includes related party expense as follows:
Selling and marketing	€4	€16	€100	€26
Technology and content	348	440	1,289	1,122
General and administrative	15	12	52	43
See accompanying notes

trivago N.V.
Condensed consolidated statements of comprehensive income/(loss)
(€ thousands, unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Net income/(loss)	€11,027	€(15,431)	€(3,270)	€(28,757)
Other comprehensive income/(loss):
Currency translation adjustments, net	(427)	—	(1,014)	3
Net reclassification of foreign currency translation adjustments into total other, net	180	(218)	180	(62)
Total other comprehensive loss	(247)	(218)	(834)	(59)
Comprehensive income/(loss)	€10,780	€(15,649)	€(4,104)	€(28,816)
See accompanying notes

trivago N.V.
Condensed consolidated balance sheets
(€ thousands, except share and per share data, unaudited)

ASSETS	As of September 30, 2025	As of December 31, 2024
Current assets:
Cash and cash equivalents	€106,290	€133,745
Restricted cash	50	342
Accounts receivable, net of allowance for credit losses of €857 and €958 at September 30, 2025 and December 31, 2024, respectively	51,654	25,652
Accounts receivable, related party	31,820	21,259
Short-term investments	18,660	—
Tax receivable	57	2,815
Prepaid expenses and other current assets	6,463	6,458
Total current assets	214,994	190,271

Property and equipment, net	8,651	8,210
Operating lease right-of-use assets	38,267	39,865
Deferred income taxes	1,738	—
Equity method investments	4,916	13,170
Investments and other assets	2,721	3,856
Intangible assets, net	75,508	45,345
Goodwill	14,192	—
TOTAL ASSETS	€360,987	€300,717

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	€38,091	€24,668
Income taxes payable	3,488	1,613
Deferred revenue	4,203	1,041
Payroll liabilities	3,927	2,327
Accrued expenses and other current liabilities	19,080	17,667
Advances from travelers	42,044	—
Operating lease liability	2,467	2,363
Total current liabilities	113,300	49,679

Operating lease liability	34,490	36,070
Deferred income taxes	14,842	16,798
Other long-term liabilities	606	565

Stockholders’ equity:
Class A common stock, €0.06 par value - 1,523,230,720 shares authorized,115,223,410 and 114,059,630 shares issued and outstanding at September 30, 2025 and December 31, 2024, respectively	6,913	6,843
Class B common stock, €0.60 par value - 237,676,928 shares authorized, 237,476,895 shares issued and outstanding at September 30, 2025 and December 31, 2024, respectively	142,486	142,486
Reserves	691,410	687,232
Contribution from Parent	122,307	122,307
Accumulated other comprehensive income/(loss)	(567)	267
Accumulated deficit	(764,800)	(761,530)
Total stockholders' equity	197,749	197,605
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	€360,987	€300,717
See accompanying notes

trivago N.V.
Condensed consolidated statements of changes in equity
(€ thousands, unaudited)

Three months ended September 30, 2025	Class A common stock	Class B common stock	Reserves	Accumulated deficit	Accumulated other comprehensive income/(loss)	Contribution from Parent	Total stockholders' equity
Balance at July 1, 2025	€6,889	€142,486	€689,934	€(775,827)	€(320)	€122,307	€185,469
Net income				11,027			11,027
Other comprehensive loss (net of tax)					(247)		(247)
Share-based compensation expense			1,781				1,781
Issuance of common stock related to exercise of options and vesting of RSUs	24		(24)				—
Withholdings on net share settlements of equity awards			(281)				(281)
Balance at September 30, 2025	€6,913	€142,486	€691,410	€(764,800)	€(567)	€122,307	€197,749

Nine months ended September 30, 2025	Class A common stock	Class B common stock	Reserves	Accumulated deficit	Accumulated other comprehensive income/(loss)	Contribution from Parent	Total stockholders' equity
Balance at January 1, 2025	€6,843	€142,486	€687,232	€(761,530)	€267	€122,307	€197,605
Net loss				(3,270)			(3,270)
Other comprehensive loss (net of tax)					(834)		(834)
Share-based compensation expense			5,174				5,174
Issuance of common stock related to exercise of options and vesting of RSUs	70		(70)				—
Withholdings on net share settlements of equity awards			(926)				(926)
Balance at September 30, 2025	€6,913	€142,486	€691,410	€(764,800)	€(567)	€122,307	€197,749

Three months ended September 30, 2024	Class A common stock	Class B common stock	Reserves	Accumulated deficit	Accumulated other comprehensive income	Contribution from Parent	Total stockholders' equity
Balance at July 1, 2024	€6,714	€142,486	€683,476	€(751,158)	€234	€122,307	€204,059
Net loss				(15,431)			(15,431)
Other comprehensive income (net of tax)					(218)		(218)
Share-based compensation expense			1,832				1,832
Issuance of common stock related to exercise of options and vesting of RSUs	18		(18)				—
Withholdings on net share settlements of equity awards			(131)				(131)
Balance at September 30, 2024	€6,732	€142,486	€685,159	€(766,589)	€16	€122,307	€190,111

Nine months ended September 30, 2024	Class A common stock	Class B common stock	Reserves	Accumulated deficit	Accumulated other comprehensive income	Contribution from Parent	Total stockholders' equity
Balance at January 1, 2024	€6,655	€142,486	€681,333	€(737,832)	€75	€122,307	€215,024
Net loss				(28,757)			(28,757)
Other comprehensive income (net of tax)					(59)		(59)
Share-based compensation expense			4,807				4,807
Issuance of common stock related to exercise of options and vesting of RSUs	77		(77)				—
Withholdings on net share settlements of equity awards			(904)				(904)
Balance at September 30, 2024	€6,732	€142,486	€685,159	€(766,589)	€16	€122,307	€190,111
See accompanying notes

trivago N.V.
Condensed consolidated statements of cash flows
(€ thousands, unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Operating activities:
Net income/(loss)	€11,027	€(15,431)	€(3,270)	€(28,757)
Adjustments to reconcile net loss to net cash provided by/(used in):
Depreciation (property and equipment and internal-use software and website development)	1,022	1,073	3,051	3,263
Goodwill and intangible assets impairment loss	—	30,000	—	30,000
Share-based compensation	1,988	2,186	5,915	5,817
Deferred income taxes	1,845	(4,176)	(1,948)	(9,908)
Gain on step acquisition	(3,246)	—	(3,246)	—
Other, net	754	479	1,867	595
Changes in operating assets and liabilities:
Accounts receivable, including related party	655	(548)	(28,331)	(25,073)
Prepaid expenses and other assets	3,622	1,543	3,405	7,392
Accounts payable	(8,453)	(11,358)	9,071	8,101
Taxes payable/receivable, net	2,267	545	3,615	2,157
Other changes in operating assets and liabilities, net	(2,527)	(580)	(1,747)	(272)
Net cash provided by/(used in) operating activities	8,954	3,733	(11,618)	(6,685)

Investing activities:
Business acquisition, net of cash acquired	(14,986)	—	(14,986)	—
Investment in equity-method investee	—	(10,211)	—	(10,211)
Proceeds from sales and maturities of investments	3,409	—	3,409	25,225
Capital expenditures, including internal-use software and website development	(1,243)	(715)	(3,309)	(2,102)
Proceeds from receipt of tax credits	—	—	1,020	—
Other investing activities, net	(709)	4	(701)	4
Net cash provided by/(used in) investing activities	(13,529)	(10,922)	(14,567)	12,916

Financing activities:
Payment of withholding taxes on net share settlements of equity awards	(295)	(129)	(932)	(603)
Other financing activities, net	(23)	(19)	(68)	(56)
Net cash used in financing activities	(318)	(148)	(1,000)	(659)

Effect of exchange rate changes on cash	(10)	(93)	(562)	169
Net increase/(decrease) in cash, cash equivalents and restricted cash	(4,903)	(7,430)	(27,747)	5,741
Cash, cash equivalents and restricted cash at beginning of the period	111,243	115,360	134,087	102,189
Cash, cash equivalents and restricted cash at end of the period	€106,340	€107,930	€106,340	€107,930

Supplemental cash flow information:
Cash received for interest	€508	€885	€1,768	€2,669
Cash paid for taxes, net of (refunds)	482	(236)	8	(1,439)
See accompanying notes

trivago N.V.
Notes to the condensed consolidated financial statements (unaudited)
Note 1: Organization and basis of presentation
Description of business
trivago N.V., (“trivago” the “Company,” “us,” “we” and “our”) and its subsidiaries offer online meta-search for hotel and accommodation through online travel agencies (“OTAs”), hotel chains and independent hotels. Our search-driven marketplace, delivered on websites and apps, provides users with a tailored search experience via our proprietary matching algorithms. We generally employ a ‘cost-per-click’ (or “CPC”) pricing structure, allowing advertisers to control their own return on investment and the volume of lead traffic we generate for them. We also offer a ‘cost-per-acquisition’ (or “CPA”) pricing structure, whereby an advertiser pays us a percentage of the booking revenues that ultimately result from a referral.
During 2013, the Expedia Group, Inc. (formerly Expedia, Inc., the "Parent" or "Expedia Group") completed the purchase of a controlling interest in the Company. As of September 30, 2025, Expedia Group’s ownership interest and voting interest in trivago N.V. is 59.3% and 83.9%, respectively.
Basis of presentation
We have prepared the accompanying interim unaudited condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial reporting. We have included all adjustments necessary for a fair presentation of the results of the interim period. These adjustments consist of normal recurring items. Our interim unaudited condensed consolidated financial statements are not necessarily indicative of results that may be expected for any other interim period or for the full year.
Certain information and note disclosures normally included in the audited annual consolidated financial statements have been condensed or omitted in accordance with SEC rules. The condensed consolidated balance sheet as of December 31, 2024 was derived from our audited consolidated financial statements as of that date but does not contain all of the footnote disclosures from the annual financial statements. As such, these interim unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2024, previously filed with the Securities and Exchange Commission (“SEC”).
Seasonality
We experience seasonal fluctuations in the demand for our services as a result of seasonal patterns in travel. For example, searches and consequently our revenue, are generally the highest in the first three quarters as travelers plan and book their spring, summer and winter holiday travel. Our revenue typically decreases in the fourth quarter. Seasonal fluctuations affecting our revenue also affect the timing of our cash flows. We typically invoice once per month, with customary payment terms. Therefore, our cash flow varies seasonally with a slight delay to our revenue, and is significantly affected by the timing of our advertising spending. Changes in the relative revenue share of our offerings in countries and areas where seasonal travel patterns vary from those described above may influence the typical trend of our seasonal patterns in the future.
Accounting estimates
We use estimates and assumptions in the preparation of our interim unaudited condensed consolidated financial statements in accordance with GAAP. Preparation of the interim unaudited condensed consolidated financial statements and accompanying notes requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the unaudited condensed consolidated financial statements, as well as revenue and expenses during the periods reported. Our actual financial results could differ significantly from these estimates. The significant estimates underlying our interim unaudited condensed consolidated financial statements include: business combinations, leases, recoverability of goodwill and indefinite-lived intangible assets, income taxes, and share-based compensation.

Note 2: Significant accounting policies
The significant accounting policies used in preparation of these unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2025 are consistent with those discussed in Note 2 to the consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2024, except as updated below.
Consolidation
Following the acquisition of the trivago DEALS Ltd. subsidiary (formerly Holisto Ltd.), the financial information of this subsidiary has been consolidated on a one month lag basis to facilitate timely preparation of our consolidated financial statements, with the exception of significant transactions or events that occur during the intervening one month period. As the transaction closed on July 31, 2025, only one month of financial information has been consolidated for the three and nine months ended September 30, 2025. Refer also to Note 3: Holisto Acquisition.
Revenue Recognition
Other Revenue
Revenue from providing online hotel booking services is recognized when the stayed night occurs as our performance obligation includes post booking customer support services. We have determined that we are the agent in these transactions because we do not control the hotel rooms or bear inventory risk. Accordingly, revenue is recorded net of amounts paid to hotel suppliers. In transactions where travelers pay us in advance, we record the payments as advances from travelers (representing amounts payable to hotel suppliers) and deferred revenue (representing our commission). Payments to hotel suppliers are generally due within 30 days after guest check-in. We exclude taxes assessed by governmental authorities from the measurement of the transaction price.
Revenue from subscription services is recognized ratably over the contract term, which is generally 12 months or less from the subscription commencement date. Customers may choose to be billed annually or monthly via Single Euro Payments Area ("SEPA") or credit card. The price per subscription is fixed and determinable when the contract commences.
We also earn revenue by offering our advertisers business-to-business (B2B) solutions including: display advertisements, which are recognized as the services are provided; access services, which are recognized based on the volume usage; white label services, which are predominantly recognized in accordance with CPC revenue; and promotion of services on our platform, which are recognized based on achievement of sales volume targets.
These revenue streams do not represent a significant portion of our revenue.
Recent accounting pronouncements not yet adopted
Income Taxes. In December 2023, the Financial Accounting Standards Board ("FASB") issued ASU 2023-09 to improve its income tax disclosure requirements. Under the new guidance, public business entities must annually disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income (loss) by the applicable statutory income tax rate). The new standard is effective for fiscal periods beginning after December 15, 2024. We will incorporate the new guidance in our tax disclosures in our consolidated financial statements for the fiscal year ended December 31, 2025.
Expense Disaggregation Disclosures. In November 2024, the FASB issued ASU 2024-03 which requires enhanced disaggregated disclosures regarding income statement expenses in a tabular format. The new guidance requires relevant expense captions to be disaggregated into categories, such as employee compensation, depreciation, and intangible asset amortization, included within each interim and annual income statement's expense caption, as applicable. Additionally, entities are required to disclose their selling expenses and their definition of selling expenses. The new standard is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. We are in the process of evaluating the impact of adopting this new guidance on our consolidated financial statement disclosures.
Credit Losses. In July 2025, the FASB issued ASU 2025-05, which provides a practical expedient for estimating expected credit losses on current trade receivables and contract assets arising from revenue transactions under ASC 606. The new guidance allows entities to assume that current economic conditions will remain unchanged over the remaining life of these assets, thereby simplifying the application of the current expected credit loss (CECL) model. The update is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2025, with early adoption permitted. We are in the process of evaluating the impact of adopting this new guidance on our consolidated financial statements.
Internal-Use Software. In September 2025, the FASB issued ASU 2025-06, which updates the accounting guidance for costs incurred in the development of internal-use software. The new guidance eliminates the requirement to categorize costs by project stage and instead allows entities to capitalize costs when management has authorized and committed funding for a software project and it is probable the project will be completed and used as intended, unless significant development uncertainty exists. The update is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2027, with early adoption permitted. We are in the process of evaluating the impact of adopting this new guidance on our consolidated financial statements.
Certain risks and concentration of credit risk
Our business is subject to certain risks and concentrations including dependence on relationships with our advertisers, dependence on third-party technology providers, and exposure to risks associated with online commerce security. Our concentration of credit risk relates to depositors holding our cash and customers with significant accounts receivable balances.
Our customer base includes primarily OTAs, hotel chains, and independent hotels, as well as individual travelers. We perform ongoing credit evaluations of our customers and maintain allowances for potential credit losses. We generally do not require collateral or other security from our customers.
Expedia Group, our controlling shareholder, and its affiliates represent 30% and 34% of total revenues for the three and nine months ended September 30, 2025, respectively, compared to 36% and 38% in the same periods in 2024. Expedia Group and its affiliates represent 38% and 44% of total accounts receivable as of September 30, 2025 and December 31, 2024, respectively.
Booking Holdings and its affiliates represent 43% and 40% of total revenues for the three and nine months ended September 30, 2025, respectively, compared to 39% and 38% in the same periods in 2024. Booking Holdings and its affiliates represent 24% and 22% of total accounts receivable as of September 30, 2025 and December 31, 2024, respectively.

Deferred revenue
As of December 31, 2024, the deferred revenue balance was €1.0 million, €1.0 million of which was recognized as revenue during the nine months ended September 30, 2025. As of September 30, 2025, deferred revenue also includes the balance acquired in connection with the Holisto acquisition. Refer Note 3 - Holisto Acquisition.
Foreign currency transaction gains and losses
Foreign currency transaction gains and losses presented within net other income for the three and nine months ended September 30, 2025 and 2024 were as follows:

	Three months ended September 30,		Nine months ended September 30,
(in thousands)	2025	2024	2025	2024
Foreign exchange gains, net	€23	€201	€468	€310

Note 3: Holisto Acquisition
On July 31, 2025, we exercised our share purchase option and acquired the remaining 69.2% of equity interests in Holisto Ltd. ("Holisto") for an aggregate cash purchase price of €22.3 million (USD 25.5 million) (the "step acquisition"). Immediately prior to the transaction closing, we owned a 30.8% interest in Holisto, which was accounted for as an equity method investment. The acquisition of Holisto was driven by strategic objectives to enhance trivago's product offerings and long-term growth. Holisto was subsequently renamed to trivago DEALS Ltd.
The step acquisition was accounted for as a business combination using the acquisition method of accounting. As a result, the financial results of Holisto have been included in our unaudited consolidated financial statements from the date of acquisition. We have consolidated the financial statements of Holisto after acquisition on a one month lag basis, refer to Note 2: Consolidation. Revenues from Holisto included in our unaudited condensed consolidated statements of operations for the three and nine months ended September 30, 2025 were €3.2 million. Net income from Holisto included in our unaudited condensed consolidated statements of operations for the same periods was €0.4 million.
The step acquisition also required remeasurement of our existing 30.8% ownership interest in Holisto and the share purchase option to fair value. We utilized the €22.3 million acquisition price to determine the fair value of the existing equity interest and along with the derecognition of the purchase option resulted in the recognition of a gain of €3.2 million (the "Step Acquisition Gain"), which is now included in net other income in our unaudited condensed consolidated statements of operations for 2025.

The following table summarizes the purchase price consideration in connection with the step acquisition (in millions):

Total cash paid	€22.3
Fair value of existing 30.8% equity interest	9.9
Total consideration	€32.2

Expenses related to the step acquisition totaled approximately €0.5 million during 2025, consisting of professional fees which are classified as general and administrative expenses in the unaudited condensed consolidated statements of operations. The initial carrying value of our Holisto equity method investment in July 2024 also included €0.9 million of capitalized direct transaction costs.

We have allocated the consideration paid for Holisto to the net tangible and identifiable intangible assets based on their estimated fair values.

The following table summarizes the final acquisition date fair values of the assets acquired and liabilities assumed:

(in thousands)	July 31, 2025
Cash and cash equivalents	€7,272
Restricted cash	51
Short term deposits	21,677
Accounts receivable	8,689
Prepaid expenses and other current assets	3,590
Deferred tax assets	1,794
Other long term assets	393
Goodwill	14,192
Intangible assets, net	31,445
Total assets	€89,103
Accounts payable	(5,952)
Advances from travelers	(46,186)
Deferred revenue	(3,251)
Other liabilities	(1,479)
Net assets acquired	€32,235
Goodwill represents the excess of the purchase price over the fair value of the underlying net tangible and identifiable intangible assets.
Supplemental Pro Forma Information
The following table presents unaudited supplemental pro forma consolidated revenue and net income/(loss) for the three and nine months ended September 30, 2025 and 2024 as if the Holisto acquisition had occurred on January 1, 2024.

	Three months ended September 30,		Nine months ended September 30,
(in thousands)	2025	2024	2025	2024
Revenue	€171,832	€153,153	€444,057	€384,568
Net income/(loss)	5,177	(17,203)	(14,417)	(36,344)
The unaudited pro forma consolidated revenue reflects actual revenues prior to the Holisto acquisition, adjusted to eliminate intercompany transactions between trivago and Holisto that would have been eliminated had the entities been consolidated since January 1, 2024. The unaudited pro forma net income/(loss) is adjusted to (i) include amortization of acquired intangible assets, and (ii) exclude remeasurement gains and losses on certain Holisto financial instruments that were extinguished in direct connection with the acquisition, the Step Acquisition Gain, net losses from the Holisto equity method investment, and acquisition and integration costs.
The unaudited pro forma information is not necessarily indicative of the results of operations that we would have reported had the transaction actually occurred at the beginning of the period nor is it necessarily indicative of future results. The unaudited pro forma financial information does not reflect the impact of future events that may occur after the acquisition, including, but not limited to, anticipated costs savings from synergies or other operational improvements.

Note 4: Fair value measurement
Financial assets measured at fair value on a recurring basis are classified using the fair value hierarchy in the tables below:

September 30, 2025
(in thousands)	Level 2
Cash equivalents:
Term deposits	€52,557
Short-term investments:
Term deposits	18,660
Investments and other assets:
Term deposits	1,351
Total	€72,568

December 31, 2024
(in thousands)	Level 2
Cash equivalents:
Term deposits	€80,950
Investments and other assets:
Term deposits	1,351
Total	€82,301
We value our financial assets using quoted market prices or alternative pricing sources and models utilizing market observable inputs.
We hold term deposit investments with financial institutions. We classify our term deposits within Level 2 in the fair value hierarchy because they are valued at amortized cost, which approximates fair value. Term deposits with a maturity of less than 3 months are classified as cash equivalents, those with a maturity of more than three months but less than one year are classified as short-term investments and those with a maturity of more than one year are classified as investments and other assets. Investments in term deposits with a maturity of more than one year are restricted by long-term obligations related to the campus building.
Assets measured at fair value on a non-recurring basis
Our non-financial assets, such as goodwill, intangible assets and property and equipment, as well as our equity method investment, are adjusted to fair value when an impairment charge is recognized or the underlying investment is sold. Such fair value measurements are based predominately on Level 3 inputs.

Note 5: Prepaid expenses and other current assets

(in thousands)	September 30, 2025	December 31, 2024
Prepaid advertising	€572	€2,135
Other prepaid expenses	5,029	4,022
Assets held for sale	—	100
Other assets	862	201
Total	€6,463	€6,458

Note 6: Property and equipment, net

	September 30, 2025	December 31, 2024
(in thousands)
Building and leasehold improvements	€4,150	€4,121
Capitalized software and software development costs	33,939	31,366
Computer equipment	15,975	15,478
Furniture and fixtures	3,085	3,042
Subtotal	€57,149	€54,007
Less: accumulated depreciation	48,498	45,797
Property and equipment, net	€8,651	€8,210

Note 7: Goodwill and intangible assets, net
Goodwill
As of September 30, 2025, goodwill allocated to the trivago DEALS operating segment was €14.2 million, which did not include any accumulated impairment losses. Refer also to Note 3: Holisto Acquisition.
Intangible assets

	September 30, 2025	December 31, 2024
(in thousands)
Intangible assets with indefinite lives	€45,345	€45,345
Intangible assets with definite lives, net	30,163	—
Total	€75,508	€45,345
Our indefinite-lived intangible assets relate principally to trade names, trademarks and domain names.
We performed a quantitative impairment assessment for our annual impairment test as of September 30th. As a result, an indefinite-lived intangible assets impairment charge of €30.0 million was recorded for the year ended December 31, 2024. The impairment was driven by the decline in revenue observed in 2024 compared to the prior year primarily resulting from the headwinds in our performance marketing channels that have delayed our previously expected growth and continued uncertainty in respect of the overall economic environment. Share price declines observed during 2024 have also reduced our total market capitalization relative to our net assets.
We base our measurement of the fair value of our indefinite-lived intangible assets using the relief-from-royalty method. This method assumes that these assets have value to the extent that their owner is relieved of the obligation to pay royalties for the benefits received from them. The significant estimates used in this method include estimating and selecting appropriate royalty rate, discount rate and revenue growth rates.

Our definite-lived intangible assets relate principally to acquired developed technology, trademarks, and partnership agreements. Refer also to Note 3: Holisto Acquisition.

(in thousands)	Developed Technology	Trademark	Partnership and other agreements	Total
Balance as of July 31, 2025	€26,715	€482	4,248	€31,445
Accumulated amortization	(361)	(13)	(57)	(431)
Foreign exchange translation	(723)	(13)	(115)	(851)
Balance as of September 30, 2025	€25,631	€456	€4,076	€30,163
Amortization is recorded over the estimated useful lives of 6 years for the developed technology and agreements, and 3 years for the trademark. The estimated future amortization expense as of September 30, 2025, assuming no subsequent impairment of the underlying assets, will be €5.2 million for developed technology and other agreements for each of the five succeeding fiscal years. For the trademark, the estimated future amortization will be €0.2 million for the first two succeeding fiscal years, and €0.1 million in the third fiscal year.

Note 8: Share-based awards and other equity instruments
Share-based compensation expense
The following table presents the amount of share-based compensation expense included in our unaudited condensed consolidated statements of operations during the periods presented:

	Three months ended September 30,		Nine months ended September 30,
(in thousands)	2025	2024	2025	2024
Equity classified awards	€1,781	€1,832	€5,174	€4,807
Liability classified awards	207	354	741	1,010
Total share-based compensation expense	€1,988	€2,186	€5,915	€5,817
Share-based award activity
The following table presents a summary of our share option activity for the nine months ended September 30, 2025:

	Options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
		(in €)	(In years)	(€ in thousands)
Balance as of January 1, 2025	34,454,915	0.99
Granted	2,521,075	0.63
Exercised(1)	37,985	0.07
Expired	610,020	4.72
Forfeited	5,215,130	0.34
Balance as of September 30, 2025	31,112,855	0.94	7	7,605
(1) Inclusive of 17,930 options withheld due to net share settlements to satisfy required employee tax withholding requirements. Potential shares which had been convertible under options that were withheld under net share settlements remain in the authorized but unissued pool under the 2016 Omnibus Incentive Plan and can be issued by the Company. Total payments for the employees'

tax obligations to the taxing authorities due to net share settlements are reflected as a financing activity within the unaudited condensed consolidated statements of cash flows.
The following table summarizes information about share options vested and expected to vest as of September 30, 2025:

Fully Vested and Expected to Vest	Options	Weighted average exercise price	Remaining contractual life	Aggregate intrinsic value
		(in €)	(In years)	(€ in thousands)
Outstanding	22,952,855	1.16	7	5,519
Currently Exercisable	14,167,615	1.64	8	3,337
On April 14, 2025 and May 21, 2025, 500,000 Class A share RSUs and 1,000,000 Class A share options, respectively, were granted to our new Chief Financial Officer. The RSUs will vest in equal installments quarterly while the options will vest in equal installments annually, both over the next three years.
On May 31, 2025, 5,213,335 of the outstanding Class A share options held by our former Chief Financial Officer were forfeited in conjunction with his departure.
The following table presents a summary of our restricted stock unit (RSU) activity for the nine months ended September 30, 2025:

	RSUs	Weighted average grant date fair value	Weighted average remaining time to vest
		(in €)	(in years)
Balance as of January 1, 2025	3,976,800	0.63
Granted	5,350,475	0.71
Vested(1)	2,347,875	0.76
Cancelled	345,705	0.66
Balance as of September 30, 2025	6,633,695	0.64	1
(1) Inclusive of 1,204,150 RSUs withheld due to net share settlements to satisfy required employee tax withholding requirements. Potential shares which had been convertible under RSUs that were withheld under net share settlements remain in the authorized but unissued pool under the 2016 Omnibus Incentive Plan and can be issued by the Company. Total payments for the employees' tax obligations to the taxing authorities due to net share settlements are reflected as a financing activity within the unaudited condensed consolidated statements of cash flows.

Note 9: Income taxes
Income tax expense was €4.6 million during the three months ended September 30, 2025, compared to a benefit of €3.8 million in the same period in 2024. The total weighted-average tax rate for the three months ended September 30, 2025 was 30.3%, which primarily reflects the German statutory tax rate of approximately 31.2% and the estimated permanent effects for the full year, specifically non-tax-deductible expenses and deductible taxes impacting the tax base. Our effective tax rate during the three months ended September 30, 2025 was 28.7%, compared to 20.8% in the same period in 2024. The change in effective tax rate during the three months ended September 30, 2025 compared to the same period in 2024 is primarily related to the difference in the pre-tax profit and loss position between the two periods, as well as the difference in deferred tax adjustments related to temporary items between the two periods, including a deferred tax benefit resulting from an upcoming change in the German statutory tax rate.
Income tax expense was €1.4 million during the nine months ended September 30, 2025, compared to a benefit of €9.1 million in the same period in 2024. Our effective tax rate for the nine months ended September 30, 2025 was 522.5% compared to 24.7% in the same period in 2024. The effective tax rate during the nine months ended September 30, 2025 is significantly higher than the same period in 2024 because the pre-tax income position for the nine months ended September 30, 2025 is relatively close to zero. A low pre-tax income causes any tax expense to result in a disproportionately high effective tax rate.
The difference between the weighted average tax rates and the effective tax rates for the three and nine months ended September 30, 2025 is primarily attributable to share-based compensation expense, which is not deductible for tax purposes. For the nine months ended September 30, 2025, the effective tax rate is also impacted by the marginal pre-tax income mentioned above, which amplifies the impact of discrete tax items.
The uncertain tax position related to unrecognized tax benefits from the deductibility of expenses was €8.8 million as of September 30, 2025. The liability associated with these tax benefits is included in accrued expenses and other current liabilities in the unaudited condensed consolidated balance sheets.
As a result of the Holisto acquisition, we recognized net deferred tax assets of €1.7 million in our unaudited condensed consolidated balance sheets, resulting mostly from net operating loss carryforwards and deductible research and development costs, partly offset by the tax effects of intangible assets acquired. Refer to Note 3: Holisto Acquisition.

Note 10: Stockholders' equity
Class A and Class B Common Stock
Our authorized share capital amounts to €234.0 million and is divided into Class A and Class B common stock with par values of €0.06 and €0.60, respectively. As stated in our articles of association, each Class B shareholder can request the conversion one or more Class B shares at any time with the ratio of one Class B share to ten Class A shares. The shareholder will then transfer nine out of every ten Class A shares to the Company for no consideration, leaving the shareholder with one issued Class A share. Upon conversion, the number of authorized Class B shares decreases by the number converted and concurrently, the number of Class A shares increases by ten times the number of Class B shares converted in order to maintain our authorized share capital. At the time of our IPO in 2016, the number of authorized Class A and Class B shares was 700,000,000 and 320,000,000, respectively. These share counts have been adjusted accordingly with each conversion of Class B shares into Class A shares and the current share counts are reflected on the unaudited condensed consolidated balance sheets.
As of September 30, 2025, Class B shares are only held by Expedia Group and Rolf Schrömgens. Refer to Note 1: Organization and basis of presentation for Expedia Group's ownership interest and voting interest. The Class B shares held by Mr. Schrömgens as of September 30, 2025, had an ownership interest and voting interest of 8.1% and 11.4%, respectively.
The ratio of the Company's American Depositary Shares ('ADS') program is one ADS to five Class A shares.

Note 11: Earnings per share
Basic and diluted earnings per share of Class A and Class B common stock is computed by dividing net income/(loss) by the weighted average number of Class A and Class B common stock outstanding during the same period. Diluted earnings per share is calculated using our weighted-average outstanding common shares including the dilutive effect of stock awards as determined under the treasury stock method. In periods when we recognize a net loss, we exclude the impact of outstanding stock-based awards from the diluted loss per share calculation as their inclusion would have an antidilutive effect.

The following table presents our basic and diluted earnings per share:

	Three months ended September 30,		Nine months ended September 30,
(€ thousands, except per share data)	2025	2024	2025	2024
Numerator:
Net income/(loss)	€11,027	€(15,431)	€(3,270)	€(28,757)

Denominator:
Weighted average shares of Class A and Class B common stock outstanding:
Basic	352,098	349,118	352,095	349,199
Diluted	357,462	349,118	352,095	349,199

Net income/(loss) per share:
Basic	€0.03	€(0.04)	€(0.01)	€(0.08)
Diluted	0.03	(0.04)	(0.01)	(0.08)
For the three months ended September 30, 2025, approximately 12 million of outstanding stock-based awards have been excluded from the calculations of diluted net income per share because their effect would have been antidilutive. For the nine months ended September 30, 2025 and 2024 as well as for the three months ended September 30, 2024, approximately 34 million of outstanding stock-based awards have been excluded from the calculations of diluted net loss per share because their effect would have been antidilutive.

Note 12: Commitments and contingencies
Legal proceeding
One purported class action has been filed in Israel, making allegations about our advertising and/or display practices, such as search results rankings and algorithms, and discount claims. A pre-trial case management hearing took place on October 1, 2024. The court ordered trivago to provide certain information to the plaintiff. Pursuant to the court's recommendation, the parties initiated mediation procedures to evaluate possibilities for an amicable resolution of the matter in December 2024. These procedures were pursued but have been terminated in this quarter. Accordingly, the court proceedings are expected to continue in due course.

Note 13: Related party transactions
Relationships with Expedia
We have commercial relationships with Expedia Group, Inc. and many of its affiliated brands, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif, Vrbo and ebookers. These arrangements are terminable at will upon fourteen to thirty days prior notice by either party and on customary commercial terms that enable Expedia Group’s brands to advertise on our platform, and we receive payment for users we refer to them. We also have an agreement with Expedia Partner Solutions ("EPS"), where EPS powers our platform with a template (Hotels.com for partners). Related-party revenue from Expedia Group primarily consists of click-through fees and other advertising services provided to Expedia Group and its affiliates.
Related-party revenue from Expedia Group and its affiliates was €48.8 million and €145.4 million for the three and nine months ended September 30, 2025, respectively, compared to €52.8 million and €137.4 million in the same periods in 2024. These amounts are recorded at contract value, which we believe is a reasonable reflection of the value of the services provided. Related-party revenue from Expedia Group represented 30% and 34% of our total revenue for the three and nine months ended September 30, 2025, compared to 36% and 38% in the same periods in 2024, respectively.
For the three and nine months ended September 30, 2025 and 2024, we did not incur significant operating expenses from related-party services and support agreements with Expedia Group.
The related party trade receivable balances with Expedia Group and its affiliates as of September 30, 2025 and December 31, 2024 were €31.8 million and €20.8 million, respectively.
UBIO Limited
Effective January 1, 2025 we renewed the commercial agreement with our existing partner UBIO Limited to increase the number of directly bookable rates available on our website for an additional 12-month period. This agreement will extend by subsequent 12 month periods, unless it is terminated by either party with 90 days prior notice at the end of each period. The agreement includes an annual minimum commitment of €0.8 million (GBP 0.7 million).
Our operating expenses related to this partner were €0.2 million and €0.6 million for the three and nine months ended September 30, 2025, respectively, compared to €0.4 million and €1.1 million in the same periods in 2024.
Holisto Limited
On July 30, 2024, we entered into an equity method investment in Holisto and treated it as a related party. Upon acquiring the remaining equity interests on July 31, 2025, see Note 3 - Holisto Acquisition, we began consolidating its results. Related-party revenue relating to the period prior to consolidation of Holisto consisting mainly of click-through fees was €0.7 million and €5.3 million for the three and nine months ended September 30, 2025, respectively, compared to €1.4 million in the same periods in 2024. These amounts are recorded at contract value, which we believe is a reasonable reflection of the value of the services provided. The related party trade receivable balance with Holisto as of December 31, 2024 was €0.5 million.

Our operating expenses before the consolidation of Holisto were €0.1 million and €0.6 million for the three and nine months ended September 30, 2025, respectively. In the three and nine months ended September 30, 2024, we did not incur significant operating expenses from related-party services and support agreements with Holisto.

Note 14: Segment information
Management has identified three reportable segments: Americas, Developed Europe, and Rest of World (RoW). Our Americas segment is comprised of Argentina, Brazil, Canada, Chile, Colombia, Ecuador, Mexico, Peru, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our RoW segment is comprised of all other countries where trivago operates. Our trivago DEALS operating segment does not meet the quantitative thresholds of a separate reportable segment for the three and nine months ended September 30, 2025.
Our chief operating decision makers ("CODMs") are our managing directors comprised of the Chief Executive Officer, Chief Financial Officer, Chief Marketing Officer, and Chief Product Officer. We determined our operating segments based on how our chief operating decision makers manage our business, make operating decisions and evaluate operating performance. Our primary operating metric is Return on Advertising Spend, ("ROAS") contribution, for each of our reportable segments, which compares Referral Revenue before intersegment eliminations to Advertising Spend. This is consistent with how management monitors and runs the business.
Our CODMs use ROAS contribution to allocate resources for each reportable segment predominantly in the annual budget and forecasting process. The CODMs consider budget-to-actual variances on a monthly basis using ROAS contribution when making decisions about the allocation of Advertising Spend to the reportable segments. The CODMs also use ROAS contribution to assess the performance for each reportable segment.
Our segment disclosures include intersegment Referral Revenue from our trivago DEALS operating segment as this segment is now consolidated into our results, refer to Note 3: Holisto Acquisition. All expenses except for Advertising Spend are excluded from reportable segment operating performance and are included in our segment reconciliations below.
The following tables present our segment information for the three and nine months ended September 30, 2025 and 2024. As a significant portion of our property and equipment is not allocated to our operating segments and depreciation is not included in our segment measure, we do not report the assets by segment as it would not be meaningful. We do not regularly provide such information to our CODMs.

	Three months ended September 30, 2025
(€ thousands)	Developed Europe	Americas	Rest of World	Total
Referral Revenue from external customers, including related party	€69,714	€58,840	€33,047	€161,601
Intersegment Referral Revenue	427	1,453	64	1,944
	€70,141	€60,293	€33,111	€163,545

Reconciliation of revenue
Other revenues				3,975
Elimination of intersegment Referral Revenue				(1,944)
Total consolidated revenue				€165,576

Less:
Advertising Spend	49,686	44,532	27,781
ROAS contribution	€20,455	€15,761	€5,330	€41,546
Costs and expenses:
Cost of revenue, including related party, excluding amortization				3,981
Other selling and marketing, including related party(1)				6,091
Technology and content, including related party				12,361
General and administrative, including related party				8,523
Amortization of intangible assets				457
Operating income				€12,164
Interest expense				(11)
Interest income				517
Other income, net				3,464
Income before income taxes				€16,134
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by reporting segment.

	Three months ended September 30, 2024
(€ thousands)	Developed Europe	Americas	Rest of World	Total
Referral Revenue from external customers, including related party	€64,239	€51,631	€29,425	€145,295

Reconciliation of revenue
Other revenues				792
Total consolidated revenue				€146,087

Less:
Advertising Spend	42,487	40,887	25,011
ROAS contribution	€21,752	€10,744	€4,414	€36,910
Costs and expenses:
Cost of revenue, including related party, excluding amortization				2,906
Other selling and marketing, including related party(1)				5,182
Technology and content, including related party				12,335
General and administrative, including related party				6,892
Impairment of intangible assets and goodwill				30,000
Operating loss				€(19,613)
Interest expense				(4)
Interest income				827
Other income, net				419
Loss before income taxes				€(18,371)
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by reporting segment.

	Nine months ended September 30, 2025
(€ thousands)	Developed Europe	Americas	Rest of World	Total
Referral Revenue from external customers, including related party	€178,231	€156,545	€88,749	€423,525
Intersegment Referral Revenue	427	1,453	64	1,944
	€178,658	€157,998	€88,813	€425,469

Reconciliation of revenue
Other revenues				5,427
Elimination of intersegment Referral Revenue				(1,944)
Total consolidated revenue				€428,952

Less:
Advertising Spend	134,756	133,412	74,759
ROAS contribution	€43,902	€24,586	€14,054	€82,542
Costs and expenses:
Cost of revenue, including related party, excluding amortization				9,369
Other selling and marketing, including related party(1)				19,339
Technology and content, including related party				38,316
General and administrative, including related party				23,951
Amortization of intangible assets				490
Operating loss				€(5,440)
Interest expense				(17)
Interest income				1,783
Other income, net				3,945
Income before income taxes				€271
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by reporting segment.

	Nine months ended September 30, 2024
(€ thousands)	Developed Europe	Americas	Rest of World	Total
Referral Revenue from external customers, including related party	€155,087	€137,597	€69,993	€362,677

Reconciliation of revenue
Other revenues				3,397
Total consolidated revenue				€366,074

Less:
Advertising Spend	115,295	113,810	58,888
ROAS contribution	€39,792	€23,787	€11,105	€74,684
Costs and expenses:
Cost of revenue, including related party, excluding amortization				8,592
Other selling and marketing, including related party(1)				16,639
Technology and content, including related party				37,754
General and administrative, including related party				25,045
Amortization of intangible assets				23
Impairment of intangible assets and goodwill				30,000
Operating loss				€(39,972)
Interest expense				(13)
Interest income				2,710
Other income, net				373
Loss before income taxes				€(36,902)
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by reporting segment.